APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Ciao Bread and Beverage, LLC
Income Statement - unaudited
For the periods ended 12-31-21

| | Prios Period |
	31-Dec-21
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	**-**
GROSS PROFIT (LOSS)	**-**
OPERATING EXPENSES	
Business Licenses and Permits	-
Computer and Internet	-
Dues and Subscriptions	-
Insurance	-
Office Supplies	-
Rental Payments	-
Salaries	-
Utilities	-
TOTAL OPERATING EXPENSES	**-**
OPERATING PROFIT (LOSS)	**-**
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	**-**
NET INCOME (LOSS)	**$ -**

Balance Sheet

Ciao Bread and Beverage, LLC

04-30-22

Assets			Liabilities & Net Worth		
Current Assets			**Current Liabilities**		
Cash in Bank	$20,147.00		Accounts Payable		
Inventory	$5,100.00		Taxes Payable		
Prepaid Expenses	$3,013.00		Notes Payable (due within 12 months)		
Other	-		Current Portion Long-term Debt		$26,404.80
Total Current Assets	$28,260.00		Other current liabilities (specify)	-	
			Total Current Liabilities		$26,404.80
Fixed Assets			**Long-term Liabilities**		
Machinery & Equipment	$40,000.00		Bank Loans Payable (greater than 12 months)		$184,945.56
Furniture & Fixtures	$6,740.00		Interest Payable		$54,858.72
Leasehold Improvements	$160,000.00		Notes Payable		
Real Estate / Buildings	-		**Total Long-term Liabilities**		$239,804.28
Other	-				
Total Fixed Assets	$206,740.00		**Total Liabilities**		$266,209.08
			Owners' Equity (Net Worth)		-$31,209.08
Total Assets	$235,000.00		**Total Liabilities & Net Worth**		$235,000.00

Ciao Bread and Beverage, LLC

Monthly Cash Flow	12-31-21		
Operating Activity			
Cash and Credit Reciepts			
Plus: Sales Tax			
Cash Outflows			
Cost of Sales			
Food			
Packaging			
Beer, Wine, Liquor			
Payroll			
Net			
Payroll Taxes			
Worker's Comp, etc			
Sales and Liquor Tax			
Marketing			
Utilities			
Occupancy Costs			
Rent			
Insurance			
Equipment Maintenance			
Loan Repayment			
Credit Processing Fees			
Accounting and Legal			

I, Sarah Holland, certify that:

1. The financial statements of Ciao Bread and Beverage included in this Form are true and complete in all material respects; and
2. The tax return information of Ciao Bread and Beverage has not been included in this Form as Ciao Bread and Beverage was formed on 07/12/2021 and has not filed a tax return to date.

Signature   *Sarah Holland*

Name: Sarah Holland

Title: Owner